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Exhibit 99.1

Motorola Announces Plans to Acquire Balance of Next Level Communications Stock

        SCHAUMBURG, IL (January 13, 2003)—Motorola, Inc. (NYSE:MOT) today announced that it intends to make a tender offer for all of the outstanding publicly held shares of its subsidiary, Next Level Communications, Inc. (NASDAQ:NXTV). Motorola currently owns 74% of the outstanding common stock of Next Level and intends to offer to acquire the balance of Next Level's common stock at $1.04 per share in cash, representing a 14.4% premium over the closing price on January 10, 2003 and a 28.6% premium over the average closing price for the last 90 trading days. The aggregate consideration for the outstanding Next Level shares (including shares outstanding following exercise of in-the-money options) would be approximately $30 million.

        Motorola acquired shares of Next Level through its acquisition of General Instrument Corporation, which became the basis for the formation of its Broadband Communications Sector in January 2000. In December 2000, Motorola began providing capital to Next Level to support its operations and since that time has provided over $175 million in funding and $30 million in financial guarantees to its Next Level subsidiary.

        "We continue to re-evaluate our business portfolio and seek ways to improve the financial strength and performance of our businesses," said Don McLellan, corporate vice president of mergers and acquisitions, Motorola. "Reintegrating our Next Level subsidiary provides the talented Next Level team a financially sound base and broader resources to continue deploying industry-leading broadband access platforms. At the same time Next Level will avoid the escalating costs and management time spent reassuring customers and suppliers of Next Level's financial viability, seeking additional financing sources and remaining publicly traded."

ABOUT THE TENDER OFFER

        The offer will be conditioned upon, among other things (1) the tender of a majority of Next Level shares not held by Motorola and its affiliates, and (2) unless waived, Motorola owning at least 90% of the outstanding Next Level common stock as a result of the tender offer or otherwise. The tender will not be conditioned on Motorola obtaining any financing. Any shares not acquired in the tender offer are expected to be acquired in a subsequent "short form" merger transaction at the same $1.04 per share cash price.

        Motorola expects to commence the tender offer as soon as practicable. Once the tender offer is commenced, offering materials will be mailed to Next Level securityholders and Motorola will file all necessary information with the United States Securities and Exchange Commission. The commencement and completion of the tender offer and, if the tender offer is completed, the consummation of the merger, does not require any approval by the Next Level board and Motorola has not asked the Next Level board of directors to approve the tender offer or the merger. Under applicable law, Next Level is required to file with the SEC a statement as to its position on the offer as well as other required information within 10 business days of the date on which the offer is commenced.

NOTICE FOR NEXT LEVEL SECURITYHOLDERS

        Next Level securityholders and other interested parties are urged to read Motorola's tender offer statement and other relevant documents filed with the SEC when they become available because they will contain important information. Next Level securityholders will be able to receive such documents free of charge at the SEC's web site, www.sec.gov, or from Motorola, Inc. at 1303 E. Algonquin Road, Schaumburg, Illinois 60196, ATTN: Investor Relations.

ABOUT MOTOROLA

        Motorola, Inc. (NYSE: MOT—News) is a global leader in providing integrated communications and embedded electronic solutions. Sales in 2001 were $30 billion. For more information, please visit: www.motorola.com

BUSINESS RISKS

        Statements in this news release that relate to consummation of the tender offer and any subsequent merger and the impact of the reintegration of Next Level into Motorola described herein are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and involve risks and uncertainties which include whether the conditions to the tender offer will be satisfied and, following the consummation of the tender offer and the merger, Motorola's ability to successfully reintegrate Next Level operations, retain key employees, reduce costs, general economic factors and capital market conditions, and general industry trends. Motorola wishes to caution the reader that these factors, as well as other factors described in Motorola's SEC filings, are among the factors that could cause actual results to differ materially from the expectations described in the forward-looking statements.

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Motorola Announces Plans to Acquire Balance of Next Level Communications Stock